Conference Call Transcript
March 31, 2004 / 11:00AM ET


                                  PRESENTATION

Operator

Good morning and welcome to the Circuit City conference call. Hosting the call today is Alan McCollough, Chairman, President and Chief Executive Officer of Circuit City. My name is Mike and I'll be your operator today. Initially, all participants will be on a listen only with a question and answer session to follow at the end. If you do anticipate asking a question, please key star followed by one. If anyone requires assistance, key star zero and one of our operators will assist you. I will now turn the call over to Mr. McCollough. Please proceed sir.

Alan McCollough  - Circuit City Stores, Inc. - Chairman, President & CEO

Good morning. We appreciate your participation in today's call.

Let me start by reminding you that during the call, we may make some forward-looking statements, which are subject to risks and uncertainties. We refer you to today's release, to the MD&A in our annual report and most recent 10-Q filing and to our other SEC filings for additional discussion of these risks and uncertainties.

Joining me this morning are John Froman, executive vice president and chief operating officer; and Mike Foss, senior vice president and chief financial officer of the company.

I'll begin our formal comments with an overview of the two acquisition announcements that we made today. I'll then turn the call over to John for a review of our sales performance for the quarter and year to date and update on our store revitalization efforts and to Mike for a more detailed review of our fourth quarter performance and the balance sheet.

This morning, we announced plans for two acquisitions. First, we have entered into a definitive agreement to acquire InterTAN, Inc. InterTAN is a Delaware corporation that has headquarters and operates retail concepts in Canada. The company's stock is traded on the New York Stock Exchange.

InterTAN is a retailer of both private-label and internationally branded products. It was formed through a spin-off from RadioShack Corporation in 1987 and continues to use the trade name RadioShack(R) under a license agreement with RadioShack Corporation. RadioShack-branded merchandise accounted for only 9.5 percent of InterTAN's inventory purchases in the fiscal year ended June 30, 2003. InterTAN operates more than 980 company retail stores and dealer outlets in Canada under the trade names RadioShack(R), Rogers Plus(R) and Battery Plus(R).

Under the terms of our agreement, we will acquire InterTAN in a cash tender offer for approximately $284 million, or $14 per InterTAN common share. We expect this transaction to be accretive to earnings in the current fiscal year.

We believe this is an exciting opportunity for Circuit City to expand both our geographic presence and our product offering, while creating tangible value for our shareholders. InterTAN has an outstanding management team with strong sourcing experience and exceptional talent for merchandising private-label products. We expect to introduce a selection of their private-label products into our stores by the fall of this year. Their strengths in the private-label area will enable us to move much more quickly in our efforts to provide a unique assortment to Circuit City customers. And, we believe this assortment will generate a substantially higher margins than our average. In its fiscal year ended June 30, 2003, InterTAN generated revenues of slightly more than $400 million, gross margins in excess of 40 percent and operating margins of almost 5 percent.

Obviously, this transaction would enable us to enter the Canadian marketplace with a company that has a proven record of success. InterTAN will continue to offer its product line through its retail stores and dealer outlets in Canada in addition to obtaining an entry for their private-label products into the U.S. market via the new merchandising initiatives in the Circuit City Superstores. The combination of the two companies will create inventory purchasing synergies for both.

The transaction was approved by each company's board of directors and is contingent upon customary closing conditions, including regulatory and other standard approvals. We expect to complete the tender offer in the second calendar quarter and the merger as promptly as possible thereafter. At that time, InterTAN would become a subsidiary of Circuit City, but its headquarters will remain in Barrie. We have great respect for InterTAN's management and Associates, and we do not expect to make any changes in InterTAN's Canadian operations.

We also announced this morning that we have entered into an agreement to purchase the assets of MusicNow, Inc. for cash.

MusicNow offers consumers an online digital music store and service with more than 40 channels of original music programming and content from all five major music labels and two independent labels. Customers may purchase tracks and albums a la carte or through a subscription service that provides unlimited access to the MusicNow library for a monthly subscription fee.

We have experienced strong growth in Web-originated sales throughout the past year and we're committed to taking advantage of opportunities that would allow us to expand the capabilities of our Web site and benefit in other ways from the consumer's interest in the Web. We believe that MusicNow is one of those opportunities. We plan to integrate MusicNow's platform into circuitcity.com and into our Superstores nationwide. We also anticipate that our relationship with MusicNow will enable them to continue expanding their content offering to consumers and develop additional private-label or co-branded subscription sites with other companies.

The financial terms of our deal with MusicNow have not been publicly disclosed, but we do not expect them to be financially material to Circuit City.

Before reviewing the results for the fourth quarter and the year, I want to direct your attention to the announcement we made on Monday of this week. We announced then the adoption of the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148. As a result, we have recognized an expense for stock options in the fourth quarter and restated prior period results to reflect the same accounting standard. In addition to options, stock-based compensation includes restricted stock expense, which has previously been included in selling, general and administrative expenses. Monday's release included the historical results restated to include all stock-based compensation, and I'd encourage you to access that release on our Web site if you have not already done so.

For fiscal 2004 and fiscal 2003, looking at the top and bottom-line results for the quarter, total sales increased 2 percent to $3.25 billion from $3.19 billion, comparable store merchandise sales increased 1 percent, net earnings from continuing operations totaled $94.7 million, or 46 cents per share, compared with $66.4 million, or 32 cents per share.

For the year, total sales decreased 2 percent to $9.75 billion from $9.95 billion, comparable store merchandise sales decreased 3 percent, and the net loss from continuing operations totaled $787,000, which rounds to 0 cents per share, compared with a net loss from continuing operations of $5.3 million, or 3 cents per share.

This year's fourth quarter results included a number of items that merit some additional explanation. First, we incurred after-tax expenses of $24.4 million related to the 19 Superstore closings in February. Second, we incurred transaction costs of $3.9 million after tax related to the planned sale of the private-label finance operation to Bank One, and third, we recorded a $3.7 million after-tax benefit that reflects an adjustment to gift card liabilities.

The fiscal 2003 fourth quarter results include an after-tax charge of $6.2 million related to the change in our store compensation program, which took place in February of that year.

At this point, I would like to turn the call over to John and Mike to provide more detail on our fourth quarter and fiscal year 2004 results. Mike also will update you on some of our profit improvement initiatives.



John  Froman - Circuit  City  Stores,  Inc. - Executive  VP and Chief  Operating
Officer

Thanks Alan. Although we are pleased with our fourth quarter earnings performance, relative to other quarters in the year, we recognize that the improvement was driven by reductions in expenses. Expense reductions are an important initiative and we are proud of the efforts that our Associates have put forth to get us to this point and the diligence they continue to show. Nevertheless, we recognize that consistent sales growth is an important key to turning around our financial performance on a sustainable basis and we clearly were not satisfied with our sales performance during the year and during the fourth quarter.

Following a comparable stores sales decline of 2 percent in December, we generated comparable store sales growth in both January and February. We remain cautious in our sales expectations, particularly since we recognize that the positive comps in the past two months reflect much softer year-over-year comparisons.

Given the poor sales performance we experienced in fiscal 2004, we have to critically assess all aspects of the sales process to drive towards sustainable sales improvement. Whether talking about in-store execution, advertising, price promotion strategies or merchandising mix we have to drive substantive improvements across all areas. There is no single solution to address all of these issues.

We believe the significant changes that we made in our store operating model -- beginning last February when we made the compensation change -- caused our execution to suffer. In the new fiscal year, we are focusing less on change and more on execution and the consistent delivery of outstanding service to our customers.

For the quarter and the year, our product sales trends were relatively consistent with industry trends. We generated strong growth in digital imaging products and accessories, LCD and plasma display devices; digital televisions; and notebook computers. We also produced strong growth in movies and music, which we used to drive traffic into our stores.

In addition, we have been especially pleased with the strong sales growth from our e-commerce business.

Web-originated sales increased strongly in every quarter of fiscal 2004 over fiscal 2003 results. We are proud of the exceptional execution of our Web team. While we know that these results benefited from strong integration between the Web site and our bricks-and-mortar stores, we also believe that we can do more across the company to promote our multiple channels of distribution. We want customers to be able to access Circuit City products and services in the manner that is most convenient for them.

We are focused on continuing this strong Web growth into the future through a combination of introducing new capabilities, such as an outlet center; new products; new Web-enabled services, including music downloads and subscriptions; new partnerships and ongoing improvements in functionality and Web site navigation.

Extended warranty sales were unchanged year-over-year for the fourth quarter - at 3.1 percent of sales in both years. This is the first quarter of the fiscal year that we did not have a year-to-year decline in warranties as a percentage of total sales. Our warranty team has been working closely with our store organization to stabilize this business. Initiatives launched during the third and fourth quarters focused on store-level execution, price and term optimization, and system changes to make bundling easier. We are working hard to maintain this stability, but are cautious in our outlook given potential shifts in the merchandise mix and the continued declines in average retails within our industry.

Turning to the revitalization efforts, we continue to believe that we must focus our attention on revitalizing our stores through better formats, better real estate, and better in-store execution.

Our store revitalization program continues to produce strong results from relocated stores.

We relocated 18 stores in fiscal 04 and have relocated a total of 38 over the past four years.

We have periodically reported to you the combined results of these stores in their first full six months of operation. We now have 24 stores in this group. In their first full six months following grand opening, these stores have averaged sales changes that are approximately 28 percentage points better than the sales pace of the remainder of the store base during the same time periods. The internal rate of return generated by these 24 relocations was approximately 16 percent.

We added three stores to the measurement group in this period. The IRR dropped from earlier averages because two of the three stores performed below our expectations for their first six months of operations. In Naples, Fla., we moved a high-volume, 10-year-old, smaller store into a different location within the same shopping center. The move enabled us to put up a larger store in our current format to compete against a Best Buy that opened six months prior to our relocation. Since the store remains in the same center in which it was previously located, the geographic shift is not as significant as it might be in many other relocations. Our store in Bloomingdale, Ill., is in a somewhat similar situation. The old store opened in 1993. The move gave us a much more competitive store in the same shopping center as a Best Buy. Although we do not have the same lift with these stores as in the average of the stores that had been in the relo base, we believe the alternative would have been a weakening in our position in the market and the performance of the stores as they existed.

As we indicated earlier, we see the strongest improvement in results from relocated stores. However, as you know, we also refixtured 222 stores in fiscal 2004, moving more products onto the sales floor, improving product adjacencies and adding more flexible fixtures. These stores have not yet produced a statistically significant improvement in sales. But, the refixturings will facilitate the introduction of new products, as well as other assortment adjustments in our merchandise displays.

Now I would like to turn to Mike Foss for a financial review of the fourth quarter and the year.


Mike Foss - Circuit City Stores, Inc. - Senior VP and Chief Financial Officer

Great, thank you John. Looking at the quarter, the gross profit margin was 23.3 percent this year compared with 23.9 percent last year. For the year, the gross profit margin declined to 22.9 percent from 23.6 percent. This really was a disappointing performance.

The lower margin in the fourth quarter reflects heavy promotions on desktop personal computers, particularly in December, and aggressive industry pricing on big-screen and advanced televisions, as well as some shift in the merchandise mix to lower margin products. These negative impacts more than offset the positive benefits we received in margin through aggressive actions taken to reduce service and distribution costs and inventory shrinkage.

Looking at Finance Income: finance income during the fourth quarter improved about $8 million versus the fourth quarter of last year. This improvement was despite incurring $6.1 million in transaction costs during the fourth quarter of fiscal 2004 related to the pending sale of the private label credit card business to Bank One. Several factors contributed to the finance income increase.

First, as you know, we introduced the co-branded credit card in the second quarter of fiscal 2003. Since that card is accepted anywhere that Visa is accepted, we have built a higher level of interest-bearing receivables that provide a higher yield.

Second, the increase in yield was partially offset by higher charge-offs.

Third, we were able to reduce marketing and operating expenses on the private label side of the bank.

And finally, since the private-label receivables are now being carried at their selling price, due to the pending sale to Bank One, they are not subject to the volatility of quarterly fair value adjustments. Last year's fourth quarter included a reduction of $3 million in the fair value of our retained interest in the securitized receivables.

Last year, we made considerable progress towards refocusing our attention on the core business by selling the bankcard finance operation to FleetBoston and reaching an agreement to sell the private-label operation to Bank One.

The transition services agreement with FleetBoston is proceeding according to our plan, and we expect to conclude the transition by the end of the first fiscal quarter.

We continue to expect the sale of the private-label operation to be complete by the end of June and continue to anticipate an after-tax loss of approximately $10 million related to the sale.

We also continue to anticipate that the ongoing relationship with Bank One will generate a pretax earnings contribution of approximately $30 million, which is similar to the finance income we would generate if we maintained ownership of the private-label operation.

And we are also pleased that Bank One has recently announced a management team for this portfolio that includes most of the senior managers from our bank operation. We believe that this decision on their part attests to the strong capabilities of these individuals and will help create a strong continuing relationship with Bank One.

Turning to SG&A, we achieved a significant improvement in the expense structure during the fourth quarter and for the full year. The SG&A ratio was 18.8 percent of sales in this year's fourth quarter, compared with 20.2 percent in the same period last year.

This 140 basis point improvement in fiscal 2004 came despite the following pre-tax items being incurred during the quarter:

First, $38.4 million related to the 19 store closings. These stores were identified during an extensive analysis of stores across the country. They were located in trade areas that we believed could no longer support a Circuit City and where we could identify no near-term relocation opportunities. As a result, we could not see a reasonable expectation of positive cash flow in the near future. We announced the planned closings in early February and completed the closings as anticipated in late February.

This charge reflects a fairly significant reduction over what we had announced in early February. When we made our initial estimate, we were on the high side with respect to expected lease termination costs. After we announced the closures we were able to work with local real estate experts to make a better assessment of the sublease potential for each of the closed properties and adjusted our estimated closing costs accordingly.

Second, a $5.9 million benefit related to adjustment in gift card liabilities. Historically, we have charged a $2 monthly fee on gift cards with unredeemed balances after 24 months. However, as gift cards have increased in popularity, there has been some consumer and regulatory concern regarding such policies, and so we opted to discontinue this monthly fee. We have undertaken a thorough analysis of gift card usage patterns and been able to determine that a consistent percentage of gift balances are never redeemed. We now use this historical usage pattern to adjust the liability associated with the gift card balances

And finally, the fiscal 2003 expenses included costs of $10.0 million related to the change in the store compensation structure.

Major drivers of the year-over-year improvement in SG&A include:

Store labor - In the fourth quarter, we continued to receive the year-over-year expense benefit of the compensation change we made in February of 2003. This clearly was the largest single impact on expenses both for the quarter and the year. Overall store-level labor for comparable stores dropped approximately $44 million during the fourth quarter and $130 million for the full year 2004.

Non-store level labor - through consolidation of regions and districts, which happened in early January, as well as other resource reductions we have taken throughout the company, we drove another $10 million reduction during the quarter.

Our advertising expenditures dropped by about $11 million during the quarter. All of this year-to-year reduction happened in January and February. This was driven by reduced configured tab pages and recently re-negotiated aggressive new rates for tab printing and freight costs.

While we are encouraged by the progress we made are making driving expenses down during the quarter, we have to keep maniacal focus on getting our cost and expense structure aligned with a very conservative view of revenues.

Turning to the balance sheet....

We ended the year with cash and cash equivalents of $783 million compared with $885 million at the end of fiscal 2003.

The reduction in cash primarily reflects higher retained interests in securitized receivables, an increase in merchandise inventory, a decrease in accounts payable, the net capital expenditures and cash used to repurchase stock, all of which were partly offset by the cash proceeds from the sale of the bankcard operation. Retained interests in securitized receivables rose $187 million, from $239 million last year to $426 million this year. This increase reflects the required increase in subordination levels for the private-label transactions that were completed in early fiscal 2004.

Inventory increased $107.5 million, which was substantially better than our estimate of approximately $200 million following the disappointing December sales results. If you will remember, we had said that we expected a year-over-year increase that included excess inventory as well as planned increases in selected categories. Our merchandising team did an outstanding job of reducing inbound inventory. Their success coupled with the slightly better sales pace in January and February resulted in an inventory increase that was in line with our original plans. It primarily reflects planned growth in our television selection, especially LCD and plasma displays, and in notebook computers. All of these have been high-growth areas.

Accounts payable decreased $84.1 million as we reduced January and February inventory purchases to correct the inventory levels.

We also used $84.6 million to repurchase a total of 9.3 million shares under our stock buyback authorization program.

Net cash proceeds from the sale of the bankcard operation totaled $282 million at closing. We expect that severance and other post-closing costs will eventually reduce the proceeds by approximately $3 million, to $279 million.

Capital expenditures, net of tenant improvement allowances, totaled $127 million in fiscal 2004. Of this total, approximately $43 million was related to relocations and remodels, and approximately $33 million was related to the refixturing of 222 stores, approximately $28 million was related to new stores and another $23 million was related to information systems, store maintenance, distribution and a variety of other items.

Expenses related to relocations and remodels totaled $54.4 million and are included in selling, general and administrative expenses. Of this total, approximately $31 million was related to relocations and remodels, $22 million was related to the refixturings and the remainder was related to other projects.

In fiscal 2004, the average accelerated depreciation per relocated store was $400,000 and the average lease impairment per relocated store was $1.2 million.

Our capital expenditure focus in fiscal 2005 will be on relocations and the construction of new stores in new trade areas.

As we noted in today's release, we have changed the range of store openings for the current fiscal year to 60 to 70, rather than the initial expectation of 65 to 70. We expect a relatively even split between new stores and relocations. The change in the range and the slight change in split between new stores and relocations reflects the recognition that the vast majority of the stores are expected to open in the second half of fiscal 2005 with almost one third planned during the fourth quarter. With such a back end loaded real estate outlook there is always a risk that some of the sites could slip into early fiscal 2006 for a number of reasons. We currently have signed leases for 30 of the locations currently planned for fiscal 2005.

We anticipate that capital expenditures, net of sale-leasebacks and tenant improvement allowances, will total approximately $165 million in fiscal 2005.

We expect the fiscal 2005 capital expenditures will include approximately $62 million for relocations and remodels, approximately $63 million for new store construction and approximately $40 million for information systems, store maintenance, distribution and other various items. We anticipate that expenses related to relocations and remodels will total approximately $52 million in fiscal 2005.

In his comments, Alan noted that we expect the purchase price for InterTAN to total approximately $284 million. In addition, we expect our fiscal 2005 cash balances to be favorably impacted by the net cash proceeds from the sale of the private-label credit operation. When we announced the sale, we noted that actual proceeds from the sale will depend upon our retained interest in the receivables at the time of closing. Based on the receivable balances at February 29, 2004, the after-tax net cash proceeds from the sale would be approximately $450 million. We expect that by the anticipated date of closing, seasonal receivable declines will reduce our invested amount by about $80 million and will result in a corresponding reduction in proceeds.

Finally, I want to spend a few minutes on some of the cost and expense and other profit improvement actions we have taken or are in the process of taking. Over the last six months, we have identified many different opportunities to reduce spending across the company or improve margins.

Let me touch on a few examples.

Actions targeted toward helping gross margins include introduction of private label products into our stores. Obviously we believe our pending acquisition of InterTAN will drive this progress. Direct importation of selected branded products from Asia, reverse auctions to drive better pricing on certain products for resale, a significant rightsizing of our service organization, which shows up in cost of goods sold, and involved consolidating from 17 service centers to five in one year and concurrent reductions in the service overhead organizations.

We also have changed our return policy. Approximately two years ago, we loosened up our return policy. The net effect has been no discernable impact on sales but a negative impact on profit as the return rate went up. So, in response, we tightened up on return policy exceptions starting in February, and introduced re-stocking fees for certain classes of products in late March.

We continue a strong focus on loss prevention to help combat a rise in shrinkage we have seen over several years. And finally, we are focused on driving attachment selling in the stores, whether it is extended warranties, cables, memory cards or any thing else a customer needs with a main purchase.

With respect to SG&A, we clearly took aggressive actions in FY04, led, in particular, by the change in store level compensation structure. In January, we consolidated from 13 regions to 10 and from 66 districts to 58 within our field organization. We closed 19 stores in February.

We have consolidated our indirect purchasing organizations together under one leader and have changed how we procure. We have started to drive significant procurement savings in paper, freight, printing, construction, fixtures, facilities management, I/T equipment, and service parts.

In our MIS organization we have been re-examining everything we do and how we do it. Through aggressive demand management and rightsizing the organization for a new set of deliverables, we will get significant improvements.

We have also challenged most of our corporate overhead departments to identify ways to reduce spending. We solicited our Associates for cost reduction opportunities and are pleased with the suggestions that we received. We have translated many of these reductions in operational budgets.

While we are not giving out specific reduction objectives we clearly are driving to get the cost and expense structure of the company aligned such that we can show reasonable levels of profitability at conservative sales levels.

Now I would like to turn the call back over to Alan.


Alan McCollough - Circuit City Stores, Inc. - Chairman, President & CEO

Thanks, Mike. Before turning the call over to questions, I would like to briefly summarize actions we have recently taken or actions currently underway in support of key initiatives.

We have talked about the need to revitalize our stores and Mike has already covered our plans there in detail as we continue to aggressively pursue new locations.

We have stated a clear objective to provide superior solutions to our customers. We have also made clear the need to develop our own-brand merchandise. We have talked about this from both a margin perspective, as well as the opportunity to offer our customers unique and exciting products. I believe this morning's announcement regarding our plan to acquire InterTAN squarely addresses both of these objectives and should make it clear that we are playing to win in private label business.

We have talked about the need to develop strong marketing programs that will drive customers to our door. We recently released that we had selected Bromley Communications to help us reach the important Hispanic market. We are going through a complete evaluation of all aspects of our marketing programs and as part of that are currently conducting a full agency review. And this morning in a separate release, I had the pleasure of announcing that Ernie Speranza, a 35-year retail advertising veteran will join us as senior vice president of marketing.

We have been clear about the need to drive down the cost to serve, and while Mike has articulated some of the great work underway here, I wanted to bring you up to date on a couple of other changes.

First, I am pleased to tell you that David Strauss has recently joined us as vice president of procurement. David comes to us after a 19-year career at Home Depot where he most recently held the position of vice president purchasing.

Second, we have recently named Dennis Bowman to the newly created position of senior vice president of inventory planning and strategic sourcing. Dennis, who was previously our CIO, brings a key understanding of systems as well as a proven analytical approach to a complete review of our forecasting, planning and replenishment systems.

We were fortunate that when we needed Dennis in another area of the business, we could call on Mike Jones, who had done an excellent job at FNANB, to lead the MIS function for our company.

Finally, we have shared our plans to significantly expand our Web presence. We have already reviewed our acquisition of MusicNow and the role it plays in expanding our digital services portfolio. I am also pleased to tell you that our Web team is hard at work on a major site redesign, and we expect to re-launch our site this summer. The design work for our new site was done in conjunction with R/GA, which was selected in February by ADWEEK as the Interactive Agency of the Year. We have made great progress in our Web business over the past year, but the best is yet to come.

With that we will conclude our prepared comments and be happy to take your questions.


                              QUESTIONS AND ANSWERS

Operator

Ladies and gentlemen, if you wish to ask a question, press star one on your telephone. If your question has been answered or you wish to withdraw you question, please press star two. Once again, please star one to ask a question. And the first question comes from David Schick with Legg Mason. Please proceed.

David Schick - Legg Mason

Hi, good morning.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Good morning.

David Schick - Legg Mason

Just a few questions. What was the thought process, obviously it wasn't a huge number involved with MusicNow, but what was the thought process about just using or partnering with them as opposed to just owning the assets? Secondly, if you could talk about the stores, with the refixtured, refurbished stores not showing the improvement you wanted, can you break down for us whether it's traffic or conversion or to what degree you think that's affecting that problem or causing that problem? Or is it something else? And then very quickly, if Mike would be willing to break out the shrink benefit that you saw in fourth quarter that would be helpful. Thanks.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Thanks, David. Relative to MusicNow, I actually think we're -- a couple of things. I think it's clear that the future for content delivery is in bits, not in physical media and you see that today in sales of MP3 players and all the folks in interest in this category. We believe it was better owning the assets that we're in, something of a unique position to drive business to that site. To drive business to digital content. Having both the distribution company and the physical presence in store, as well as our web marketing effort. So, I think it's just a choice you have to make. Do you just want to represent other folks? Or do you want to be squarely in the business? This is a case where I think being in the business, as the retailer, is a huge advantage for us.

Relative to refixturing, I think, we've talked a couple of times. What's a little more difficult is I don't believe we ran the business in the stores that we believe we could have rub this year with all the changes that we made, we caused some disruption and we allowed the execution to suffer there. I think we'll have to continue to run those and see if we can't drive more out of there. It's difficult, because as you go in the stores, they look and feel better, but having said that, the results didn't pan out. So, traffic conversion, it's probably some of both of those. I think I'd like to see us continue to run them a bit longer as we believe we've done a good job at stabilizing the in-store operating environment and we're making progress in execution there, and see how that goes.

The one thing that we did point out is that the refixturing work is not for naught. It's as you change assortments, change plans, introduce new products, we believe there's advantage in the flexibility we've provided ourselves in those stores going forward. And, for example, as we begin to introduce InterTAN products in our stores, it will be much easier in the stores where we've already done the fixture conversion, just by virtue of having done that.

Mike Foss - Circuit City Stores Inc. - CFO & SVP

Okay, with respect to shrink, Dave, I won't give you a specific number. We did show an improvement in shrinkage in fourth quarter relative to declines we've taken over the past several years, so, we were pretty happy with that. It's a relatively small improvement, but I will not give the number out.

David Schick - Legg Mason

Okay. Was it generally internal or external shrink?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

It's really, David, it's almost impossible to tell that. Obviously, we watch for both, but we haven't classified shrink -- when you look at the total shrink number, we don't classify it between those two. For the most part because it's shrink, we don't know whether it was internal or external.

David Schick - Legg Mason

Fair enough. Okay, thanks.

Operator

And the next question comes from Mark Rowen with Prudential. Please proceed.

Mark Rowen - Prudential Securities

Thanks. Good morning. A couple of questions. Number one, on the relocations: Two of the three stores that came into the base you said you had lower than expected results and you sort of explained why that was the case, that they hadn't moved very far. But given that they did have lower than expected results, does that give you any pause as far as the aggressive relocation plans that you've laid out? That's the first question.

Second is: Alan, could you just talk a little bit about your philosophy on what you do with the excess cash in the business? In this quarter you've done some acquisitions, you've paid a dividend, you did some stock repurchase. But going forward, you certainly have a lot of excess cash in the business. What would you lean towards as far as those three things?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Sure. Relative to the relos, my enthusiasm for moving storage into better locations and providing customers a better experience has not been dampened at all. I have been fairly consistent, or we have in saying that we will give you the number every quarter, we know the number will go up and down. Over time I believe that this will demonstrate that it's the right thing to do and produce the return that we'll be happy with. So, I continue to believe we need to relocate stores.

Relative to cash uses, as you can appreciate, that's an ongoing discussion we have with the Board at the end of the day. The question is how do we provide the best return? As you pointed out, we did a number of things in the last quarter. We did buy back stock and, obviously, this morning we announced a couple of acquisitions where we believe that they would help drive earnings growth for the future. So, I think you should expect us to not be singularly focused, but look for the best alternatives for the cash that we have and that's an ongoing discussion we will have with the Board.

Mark Rowen - Prudential Securities

Okay. One other question, if I could. You mentioned there was some margin pressure on big screen TVs. Did that come from financing of the TVs? Or the actual prices that you were charging? And where do you think the pressure really came from? Was it from the discounters, from Gateway, from Best Buy?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

I think, we had expected big screens to be promotionally aggressive through the end of the year. But the promotional level out there really never abated. To this day it never abated. And when you ask is it pricing or is it interest, it's hard to separate those two. I think from the customer's perspective, both of them are incentive to buy. So, if you look at Best Buy's flyer this last week, 10% off or no interest for 24 months, they're actually positioning it that way, that one is the equivalent of the other.

It's no one competitor in the market that I think - obviously Best Buy and we are almost in every market together, typically there is other, what we would refer to as a third box retailer in many of these markets. So, there is just a lot of promotional activity around the television business and it stayed fairly aggressive right beyond December into January and February.

I think you asked about Gateway and those. When you look specifically at the flat panel business, obviously, there has been some promotional pressure on entry-level flat panel that I guess you could argue that Gateway started at some point when they got in this business, but now it's not just Gateway. There are a number of folks out there promoting $2,500 to $3,000 42-inch plasma television sets and we clearly expect that with the capacity in the world that will continue.

Mark Rowen - Prudential Securities

Great, thanks.

Operator

And the next question comes from Bill Sims with Smith Barney. Please proceed.

Bill Sims - Salomon Smith Barney

Good morning, thank you. My questions are all tied to your InterTAN acquisition. I was wondering if you could address five points, one, are you going to rebrand these stores to the Circuit City name over the course of the year? And are there any issues with the U.S. Radio Shack company has with you running a Radio Shack-branded store? Two, can you talk to the product overlap between the InterTAN or Radio Shack stores in Canada and your own products that you sell in the U.S.

Three, can you comment on the store size relative to the U.S. stores? Four, are they mall-based or stand-alone and can you give the percentage? And five, can you comment on your experience with Circuit City Express and given the fact that I think the formats are somewhat similar. What have you learned from Circuit City Express and what are you running into with the Canadian stores? Thank you.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Okay. Relative to rebranding, the only comment I would really make on rebranding is that there are -- if you would look in the InterTAN filings, there is reference made to an arrangement, agreement they had with Radio Shack and the use of the brand going forward. So I would refer you to there and you can read that agreement for yourself, rather for me to comment on how that might evolve.

Product overlap, there clearly is product overlap where we're both obviously selling cables and surge protectors and things like that, so, there is a reasonable percentage of the product where there would be some overlap. In many cases, we would carry a branded product and they'd carry their own branded product.

But then if you would go into one of their stores today, you would also see a fairly large assortment of things that we simply don't carry. Whether it be a much more assortment of accessories that we today would too often send folks down the street to buy and/or what we would call cool gift gadgets and gizmos, if you will. This sort of high-tech fun items that are doing particularly well these days. So, I think yes, there is overlap, but they also bring some exciting new high-tech, high-fun content products, if you will.

We've talked about repeatedly trying to have the role of fashion going forward and the importance of having distinctive merchandise that you couldn't find anywhere else. And I think when you walk through their stores, that's really what hits you, when you see the walls of some of these cool gifts and gadgets that you're just not going to find at every other store that you walk into. That's obviously very appealing.

The average store size for Radio Shack Canada is about 1,800 square feet but size is -- average is a little deceptive there. I mean their ideal store size is probably a little north of 2,000 square feet. They also, as we've pointed out, operate Battery Plus stores, which are significantly smaller and Rogers Plus, the Rogers Plus business in Canada -- Rogers communications is a provider of wireless service, as well as cable and broadband access and so the InterTAN folks operate stores on behalf of Rogers in Canada and those stores are also generally slightly smaller. The pure Radio Shack stores are in the neighborhood -- average 1,800 square feet, but the target would be north of 2,000 square feet.

Mall and stand-alone, they operate both. They have stores in major malls throughout Canada but they also have strip center -- not really stand-alone, but they have strip center stores, as well as mall stores.

And relative to our own CC Express, we only have a handful, I believe five of those stores open at the moment. The difference is from what we had run before at Circuit City Express, where we took a subset of our merchandise out of Circuit City and the appearance of the Radio Shack stores in Canada, there's a fairly distinct difference in the assortments carried in those stores and the translation is margin.

That as we pointed out and you can look for yourself, that InterTAN is running 40% gross margins. Circuit City doesn't run anything like 40% gross margins. So, when you take our assortment without the benefit of all the extra things that they have in their assortment and bring them into a mall environment, which is fairly high rent, that's a little more challenging than what they're trying to do. So we were not successful in the past, as you point out, with our CC Express stores, but we ran a very different model than what's being run in Canada.

Bill Sims - Salomon Smith Barney

Thank you.

Operator

And the next question comes from Jack Murphy with Credit Suisse First Boston. Please proceed.

Jack Murphy - Credit Suisse First Boston

Good morning. A little more on the acquisition. I wonder if you could talk about your use of cash going forward, how you look at it. Is the acquisitions equally weighted with other options? What your process is on acquisitions? And on InterTAN specifically, were there other bidders? And did you estimate synergies, specific dollar of synergies when arriving at your bid? And if so, can you give us a sense of what that is?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Your first question about waiting, and I will try again, the use of cash is a conversation we have with the Board. And the question is what deployment of the cash will produce the best return. What are we going to do to provide the best return for our shareholders in the long-term. We're not fixated on any one particular usage. This is not about all acquisitions or all stock buybacks. It's looking at what the options available to us on an ongoing basis and trying to make the best decision at that time. I don't think we can characterize we're going to go exclusively down one path or another, other than you should understand this is an ongoing process and discussion we have with the Board.

I really don't want to get into a lot of detail on how we arrived at what we believe is a fair bid for InterTAN at this point. We clearly went through a process over a number of months as we looked at InterTAN. Obviously, as we said, we think it's a great culture, a great management team, great culture, at bringing expertise in the private label and unique product business that we think combined with our purchasing power or our size, when you bring those together, there are great synergies and so while on a stand-alone basis, they're making 40% gross margins and 5% operating margins when you look at the last year, or close to 5% operating margins in the last year, it's a pretty attractive company just like it is.

Clearly, we would expect some benefit both ways, from bringing the leverage of our scale with their expertise in some of these private label products and unique products together. We would expect benefit on both sides.

Jack Murphy - Credit Suisse First Boston

Equally weighted or you don't want to comment on that?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

I'm really not going to comment on that.

Jack Murphy - Credit Suisse First Boston

Okay, thanks.

Operator

And the next question comes from Bill Armstrong with C.L. King and Associates. Please proceed.

Bill Armstrong - C.L. King & Associates

Good morning. I'll ask a couple of questions on the transaction. So, does Radio Shack have the option with a change of control to withdraw its approval to use a Radio Shack name? And have you had discussions with them about that, if that's the case?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Again, I really -- I don't want to comment on that other than I would refer that -- if you will look in the InterTAN filings, there is reference made to the agreement with Radio Shack and the conditions therein. And I would rather that you looked at that and you make your own judgment.

Bill Armstrong - C.L. King & Associates

Okay.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

But I guess, we're clearly aware, again, the point to be made here is it's in the filings, we're clearly aware that it was in the filings and took it into consideration when we made our decision.

Bill Armstrong - C.L. King & Associates

All right. I'm not sure why you don't want to talk about that since I think it is a material issue.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Well, all I'm suggesting is that it is -- I don't have it in front of me. It is public information included in the InterTAN filings. The nature of the arrangement they have with Radio Shack. So, I don't want to speculate on what it says. It's there to get.

Bill Armstrong - C.L. King & Associates

Okay. Going forward, what type of private label products or categories do you think you might really benefit from in bringing them into the Circuit City stores? And would you have special marketing programs advertising that? Or would you just sort of be stocking them, in the stores and let consumers sort of figure it out?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

There's not a single answer to that. I think there are a number of phases. There are clearly some products where there is overlap, where we will make evaluations where we're buying branded product today and they're sourcing private label product, what the best solution is to put in our stores and that's part of the process of looking at the volume that we're buying compared with the process they're going through and making the best decision for both sides, by the way.

Separately, there is a fairly large assortment of the more -- again, cool gift gadget gizmo, electronic products that are not in our stores at all that we think represent an opportunity to present to the customer some fun and exciting products that will be very different and distinct in our Circuit City stores than anywhere else you're going to go in a big box retailer.

Bill Armstrong - C.L. King & Associates

Okay. Is there a breakup fee in your deal in the event that for whatever reason this transaction does not go through? And can you disclose how much that would be?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Yes, there are customary breakup provisions in the deal, I would suggest that all the details of that will be in the tender offer that will be filed shortly with the SEC. But there are breakup provisions in the deal.

Bill Armstrong - C.L. King & Associates

Okay. And then just one final question. The $5.9 million benefit from the gift card liabilities, I assume that's nonrecurring?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

That will be similar kind of benefit in follow-on, at least in the next year.

Bill Armstrong - C.L. King & Associates

Oh, really? Okay. Like on the magnitude of $6 million per quarter? Or that -

Mike Foss - Circuit City Stores Inc. - CFO & SVP

No. For the full year.

Bill Armstrong - C.L. King & Associates

$6 million for the full year?

Mike Foss - Circuit City Stores Inc. - CFO & SVP
There will be slight -- it will be within a few million dollars of that. It won't be $5 million in the quarter.

Bill Armstrong - C.L. King & Associates

Okay. Okay. And then it would no longer -- after this year is over, then, that's done?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

We believe so.

Bill Armstrong - C.L. King & Associates

Okay.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Just let me be specific on the question you asked about the filings I referred to with InterTAN. Reference to Radio Shack agreement is made specifically in their 10K.

Bill Armstrong - C.L. King & Associates

Okay. All right, thanks.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Okay.

Operator

And the next question comes from Matthew Fassler with Goldman Sachs. Please proceed.

Matthew Fassler - Goldman Sachs

Thanks a lot. Good morning. Good morning. My first question is directed towards Mike. And it relates to your expense reduction efforts. Obviously, you more or less made your targets for the year and it looks like the fourth quarter reported SG&A was below to above the closing charges, so, clearly even better than it looks. How far along are you in your expense reduction efforts? In other words, would you still expect to be able to take dollars out of store compensation? And, as we forecast going forward, if we eliminate some of the one-time items, might we still see declines in expense dollars in your view for the year?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

With focus on cost and expense, you're never done.

Matthew Fassler - Goldman Sachs

Sure.

Mike Foss - Circuit City Stores Inc. - CFO & SVP

So, we will have the benefit -- you will have multiple things happening. You will have the benefit of full-year benefits of some of the changes that we've made late in the year. You will also, obviously, as we build new stores we will increase expenses related to store level staffing from those perspectives. So there's going to be, a lot of put and takes, but we still have a aggressive focus within the Company on attacking cost and expense throughout the business. Clearly, we've got to get our gross margins at least stabilized in this business, again, we were pretty disappointed with our gross margin performance.

Matthew Fassler - Goldman Sachs

And as you think about the savings implemented later in the year it seems like the biggest dollars year-to-year to come out of SG&A were in the compensation side. What would you just direct us to really focus on as we think about those that kicked in later just so we can try to work the reductions into our model?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

     I think you're going to get benefits out of a lot -- when I touched on the indirect procurement, a lot of the contracts that we've negotiated over the last couple of months kicked in late in the year, so there will be ongoing benefits from that. I'm personally thrilled to death that David Strauss has joined us as head of procurement. He is a rock star in my mind, and will continue to take us, we suspect to levels that, in terms of benefits, that we haven't seen or haven't even envisioned before. So we think there's a lot of opportunity there.

Within our merchandising organization, there is a lot of work going on trying to help drive our margins. As we mentioned, the return policy changes have happened very, very late in the calendar year and, we'll see what the impact of those are. But again, throughout the Company this focus can not stop. You have to continually look, regardless of how much you find, you've got to continually attack the cost and expense structure of the business.

Matthew Fassler - Goldman Sachs

So, taking sales out of the picture for a moment, is it feasible that on a per-store basis, your SG&A for comparable stores would be down in 2004?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

If I take -- I'm sorry, can you repeat the question?

Matthew Fassler - Goldman Sachs

I guess to phrase it simply, is it feasible that your SG&A per comparable store could decline again in 2004?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

Again, there's more than just store-level stuff. Obviously, we're looking very hard at all the overhead functions of the Company. So clearly there will be ongoing estimates or ongoing reductions. Somewhat offset by new store openings, but again, I can't get into a specific target or dollar objective to give you.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

But specifically to your question about -- we obviously saved a lot of money in store payroll this year. As we pointed out, it was $130 million. You shouldn't expect that again. All right? We made a significant change in the store operating model, our objective this year is on continuing -- we've seen improvement execution over the last few months, we're going to continue to do that and try to run those in a stable platform. Not that we won't make changes and experiment with the model, but our challenge there is to run a better business and take care of customers.

Matthew Fassler - Goldman Sachs

Second question. From an IRR perspective, you talked about the returns you're seeing on relocations. Does that include decelerated appreciation and the other [Inaudible] costs that you book?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

Yeah, it's essentially -- it's pretty all-inclusive calculation. Yes, it does take into account all of those.

Matthew Fassler - Goldman Sachs

Gotcha. And finally, you mentioned that you're still rather cautious on sales and you focused on sort of macro factors that kick in later in the year. You also spoke about sales in January and February being up on a year-to-year basis. As we think about the sales trajectory for the year, can you talk about what kind of numbers you'd expect, what kind of numbers will make you happy?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

We actually haven't made a sales projection for the year so I'm really not in the position to talk about it at this time. January and February, as we pointed out, were against pretty weak comparisons, so, while we believed -- we clearly believe we made progress compared to what we've seen in December that we are a way a long way from declaring victory here. We have a lot of work to do on sales.

Matthew Fassler - Goldman Sachs

My final question, just another technical one, you have this SG&A breakout in the release. Was the $38 million related to store closings included in that store expense line?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Including in SG&A -

Mike Foss - Circuit City Stores Inc. - CFO & SVP

Yes. Yes. But it's in the store expense line.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Store expense of SG&A.

Matthew Fassler - Goldman Sachs

So it's part of that 550?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

Yes, it is.

Matthew Fassler - Goldman Sachs

Thank you so much.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Thank you.

Operator

And the next question comes from Alan Rifkin with Lehman Brothers. Please proceed.

Alan Rifkin - Lehman Brothers

Yes, I have one question for Alan. Alan, you've obviously had some success here with some of the store relos and over and above the 30 that you're going to do in 2004, you've spoken about the opportunity to relocate 200 stores. Taking that together with the fact that the refixturing program hasn't really yielded the results that you were looking for, can you talk specifically as to how you're going to increase revenues at the other 400 stores that will not ultimately be relocated?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Well, clearly, I've touched on a number of things, as I've said, it is important that we look at our marketing program sort of from head to toe and I think our marketing folks are doing a good job. It is a matter of course of business, every -- you should be continuing to look at that and try to drive traffic into the stores, which we've talked about. We've talked about the InterTAN process. I think bringing a lot of those products in the stores can help add some volume to the existing stores. So, we can't go on hold waiting for new stores to try to drive folks into our existing stores. We think we can do a better job of executing in the stores and taking care of customers than we have before. So, you pointed out correctly, we can't wait on reloing stores because, obviously that's contingent on real estate and that's something we can't get done in a very compressed period of time. So, we are -- whether it be advertising, promotion, assortments and particularly store execution, taking care of customers, we think we can do a better job in the stores that we have. Particularly, also, we've talked about solution selling and I've talked about it a number of times today. It's making sure we don't have to send the customer down the street to get everything they need to get the job done, so, we're far from complete to believe we have to sit and wait for new stores. There are things we have to do in the stores we've got.

Alan Rifkin - Lehman Brothers

Okay. Thanks, Alan.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Thanks.

Operator

And the next question comes from Kelly Chase with Thomas Weisel Partners. Please proceed.

Kelly Chase - Thomas Weisel Partners

Hi, gentlemen. A couple of quick questions. First of all, you were nice enough to give us some of the data points with respect to the remodel and the 16% IRR after six months. I'm wondering, however, that given that your grand opening these stores, does the IRR change at all if you were to look for 12 months? And then I don't necessarily need an exact number, but could you just tell me how it is you're treating that grand opening in that calculation?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

We actually -- the grand opening month is not in the calculation.

Kelly Chase - Thomas Weisel Partners
Great, perfect.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Because you're trying to make sure you don't -- obviously you don't -- you want to look at steady state calculations, so, the grand opening month isn't included.

Kelly Chase - Thomas Weisel Partners

Great. And then with respect to the InterTAN acquisition, you mentioned in the press release in the headline that it was immediately accretive, can you give us any idea as far as accretion?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

We can't at this point. As we said, we expect it to be accretive this year, but we haven't quantified the level.

Kelly Chase - Thomas Weisel Partners

Okay. And then with respect to sourcing, you talked about sourcing being one of the benefits that you feel you're going to be able to get from the InterTAN acquisitions. Given the size of the revenue base, do you really feel like buying efficiencies and sourcing from the private label will be a significant benefit?

And if so, could you maybe talk about how you would leverage this company which is relatively small revenue compared to your own?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

First of all, let me be clear, we haven't been working on sourcing here. We have a group in Kim Maguire's organization who has been actively trying to ramp up our own brand and sourcing operation. This is a group with a culture and heritage of being in the private label business. It's the combination, I believe, of the scale that we will bring to it with the skill and expertise at getting this job done, all be it on a smaller level, that really causes a win for both the InterTAN operation and the Circuit City operation. It wins on both sides. When you combine the scale we bring with the culture and the expertise that they have in -- some of it is in the process, some of it is in knowing what products to pick. So, I think it's fairly -- obviously we're going to have to go to work at this. But the great benefit in the synergy of bringing their heritage and culture to the work we've done combined with the work we've already got started with the sourcing team here.

Kelly Chase - Thomas Weisel Partners

Okay. So it would be fair to say that those benefits maybe aren't necessarily over the next six months, but are something you're going to build upon?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Clearly we will try -- we expect this year to bring products that we would source products jointly, all right, that we would -

Kelly Chase - Thomas Weisel Partners
Uh-huh.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Products that they are currently buying that we would add a much bigger pencil to the hand of the person who's been placing the order and we believe everybody wins when that happens. We get products that are well done in a process that's already existing and we bring a volume scale to it and everybody wins from that process. So, we would expect to have products in our stores this year. It's not every product in every store, but products will be in our stores this year, we're going to move very quickly to try to start introducing these products into our stores.

Kelly Chase - Thomas Weisel Partners

Do you have any goals as far as percentage of mix that would go to private label over time?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

We haven't made any public goals, set any public goals.

Kelly Chase - Thomas Weisel Partners

Okay. Thank you.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Thank you.

Operator

And the next question comes from Dan Wewer with CIBC. Please proceed.

Dan Wewer - CIBC World Markets

Thank you for taking my call.  Alan,  when the Board agreed to the  compensation
package  targeting  a  4%  operating   margin,   did  that  include  or  exclude
acquisitions of high margin businesses like InterTAN?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

It was simply a target of 4%. At that point in time there was no -- we hadn't comprehended the notion of InterTAN. That was far from our radar screen. It was simply a challenge to the Company or the management of the Company to find a way to get to 4%.

Dan Wewer - CIBC World Markets

So, in reaching that bogey, will the Board exclude or include the results from the acquisition?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

I'd assume they'd absolutely include them. Our challenge is to try to get to 4%. We believe that's a good thing for everybody and -- and so -

Dan Wewer - CIBC World Markets

But there wasn't a return on investment constraint associated with that 4%? EBIT target?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

There was a 4% EBIT target, obviously the return, having an appropriate return is part of the consideration of making any decision like the acquisition of InterTAN. So, the Board is clearly conscious of what we believe the potential synergy would be and the benefits to us of having done this. We went through that in great detail with the Board. It is a separate discussion of the target that the Board set for management to find a way to achieve 4% operating margin.

Dan Wewer - CIBC World Markets

The second, last year, InterTAN's SG&A rate was up about 300 bps. I was curious if you see an opportunity of getting that back down to the 30, 31% rates they used to operate.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

I'm not going to comment InterTAN and their operations at this point, other than to suggest, as I said earlier that we believe they're running a good business right now and our objective is to have them continue to run a good business.

Dan Wewer - CIBC World Markets

And when we're working on our accretion analysis on the $284 million, Mike, should we assume about a 2% return in what you would have received on that cash?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

Yeah, that's approximate.

Dan Wewer - CIBC World Markets

So, obviously the thing is going to be accretive by maybe $3 million or $4 million, just assuming you can replicate last year's profitability. And as I recall, they had a good first half, as well. As of this new year.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

They did have a good first half.

Dan Wewer - CIBC World Markets

Yeah. And finally, I just want to make sure I understand on adding the cool things and the gadgets, are these the Radio Shack-type cool things and gadgets, like the small remote control cars and the wellness products that you will be adding?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Remember, as I said earlier, that last year 9.5% of the purchases were Radio Shack-branded. Which means, obviously the vast majority were not Radio Shack-branded. In many cases today, InterTAN will carry similar products perhaps, but they have their own set of brands. That if you're in their stores, you will see that the primary brands -- you won't miss this. The primary brands in their stores are NexxTech and Centrios. I was going to try to spell NexxTech, but I decided I was unable. But NexxTech and Centrios, they do have a brand, a separate brand for electronic toys called Wasaki. So, they own several brands that they use exclusively that you won't find in the stores here. But they will certainly have similar products in many cases but the vast majority of the products in their stores, you're going to see labeled NexxTech and Centrios.

Dan Wewer - CIBC World Markets

I recall they had several hundred Radio Shack dealer stores, as well -

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

There are a number of dealer stores in the total. Do we have the number?

Mike Foss - Circuit City Stores Inc. - CFO & SVP

It's a little north of 300.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Okay. Just over 300 dealer stores throughout Canada.

Dan Wewer - CIBC World Markets

And so will you be able then, to, actually buy some of the Radio Shack cool things and gadgets and possibly add to the Circuit City stores in the U.S.? Is that permitted?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Understand that the vast majority in their stores is NexxTech and Centrios. So we would be able to introduce NexxTech and Centrios brands into our stores, which is, again, if you walked into their store, you'd appreciate the dominance of those two brands in their stores. Those are the products we're talking about introducing into our stores here.

Dan Wewer - CIBC World Markets

Okay, great. Thanks a lot and good luck with the acquisition.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Thank you.

Operator

And the next question comes from Dan Binder with Buckingham Research. Please proceed.

Dan Binder - Buckingham Research

Thank you. A couple of questions. Sort of asking the question a different way, I guess according to the amended agreement in the filings you refer to, it looks like the merchandising and licensing agreements won't be terminated unless the acquirer desires so. So, I guess the question is do you have an interest in keeping that name? The other question I had is on -- it was regards to the MusicNow acquisition? Who are the corporate customers that they enable and will you keep them?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

To your first question, again, all I want to say is that as we did point you to the agreement and suggest that we consider the agreement in our discussions prior to making a decision to acquire InterTAN. So, no decisions beyond that have been made. Relative to MusicNow, they have a number of partners today, SBC Yahoo, DSL, Charter Communications, Microsoft, so, there are a number of folks they're working with today and partnership arrangements, we assume that they will continue to have those partnership arrangements, as well as expand others. It's a combination of a B-to-B opportunity. They have a great service that we think will be a value to other folks and obviously the ability to drive the service through our stores and on our web site.

Dan Binder - Buckingham Research

I think, just in some of the questions I've gotten myself this morning, what kind of level of distraction do you view the acquisitions to be? Is there a lot of integration that needs to be done? And, who needs to really be paying attention to it?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Remember, and I apologize for being repetitive, our number one job to Canada is to make sure those folks continue to run their business as they're running it today without interference. Obviously, there are products that we are going to want to include in our stores this year, and so this is a merchandising discussion and will be a merchandising -- with our sourcing team and their time team, I'm assuming working together, to make sure we make the best decisions on cost and who's buying the most and where are the better products and sharing that information, but it's not a distraction for our store operators. These are two companies that are running their own businesses with the benefit of product, acquisition, talent and scale that we think will be the benefit of both companies.

Dan Binder - Buckingham Research

Will you have to cut anything in the existing Circuit City stores to make room for these new products?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Look, we are obviously early in this process, but I think there's room in the stores to fit everything we need.

Dan Binder - Buckingham Research

Okay. Just a couple of other questions. If you could just touch on what you're doing on the warranty side? And then given the upside in financing come this quarter, should we be extrapolating for that, given your expectation that the income will continue after the credit card business is sold? And then lastly, what do you think explains the lumpiness in your business between November and February?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Finance income, as we said before, that we looked at FY2003, when the finance income, I believe, was just north of $27 million. We said if you looked through the first three quarters of this year and extended it forward it would have been similar number in the $27 to $30 million range. I think, you shouldn't look at the last quarter, when we're in the process of trying to be sure we have a great transition between ourselves and Bank One. But rather the guidance we gave before was similar to 2003, which was 27-something , if you look at this year it was close to 30. You're in the range we believe it will be going forward.

Dan Binder - Buckingham Research

Okay. And with regard to what you're doing on the warranties?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Warranties -- what respect to the warranties?

Dan Binder - Buckingham Research

You commented early in the call that you've been doing things on pricing and terms to help stabilize that business.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Well, we've always said that warranties obviously are sensitive relative to the product you're selling and the retail of the product you're selling and as in other areas of the Company, we are and you should expect us to continue to run sensitivity tests on warranties around the country to determine that optimum balance. And so we've got a group doing that today, our expectation is that they will continue to do that and push at the edges of that to make sure we have the optimum balance. It is an ongoing process of really sort of defining what the offer ought to be relative to the other products you're selling in the store.

John Froman - Circuit City Stores Inc. - COO & EVP

But the primary driver of the improved performance is good performance from our store directors, our sales managers and our product specialists executing day in and day out in the last quarter?

Dan Binder - Buckingham Research

Okay. And then with regard to my last question. You've had some lumpiness in the business trends in the last several months. Is that a function of changes, distractions, just volatility in the business? Anything that you can say about that?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Well, look, while January and February were better, we're not happy with January and February. I think what we said before and is still the case, is that we ran a better business in January and February. I think the store execution improved, we would expect it will continue to improve. It wasn't what we needed it to be in December and so there is clearly some of that reflected in the sales results. There are a lot of moving parts in every month. But first and foremost, we need to make sure -- again, we think we're doing a much better job here and will continue to. We need to do the right job to take care of folks in the store.

Dan Binder - Buckingham Research

Great, thanks.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Okay.

Operator

Next is Scot Ciccarelli from RBC Capital Markets. Please proceed.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Scot?

Operator

Do we have Mr. Ciccarelli on the line?

Scot Ciccarelli - RBC Capital Markets

Hello?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

If not -- Scot?

Scot Ciccarelli - RBC Capital Markets

Yeah.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Okay, go ahead.

Scot Ciccarelli - RBC Capital Markets

Sorry about that. The question I have relates to vendor community. You guys are making a big push into private label business, obviously, the InterTANs and other push there. What kind of reaction do you think you're going to get from the vendor community? Do you think you're going to get a pushback with, you guys have historically been a branded-type business, what do you think the vendors are going to be thinking regarding this move and, you're pretty overt statements that you're going to make a bigger push in the private label? Thanks.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

While we're going to make a big push into private label, understand that the majority of our business will be branded. That there is no way that you're going to replace Sony and Panasonic and Samsung and Hitachi and key brands like that in your assortment. That they are important today as they have ever been. But in sort of a brave new digital world, there are a lot of products out there and brands show up very quickly these days in digital products. As you look at all the peripherals and accessories and think of the brands that are predominant in MP3 players that didn't exist a few years ago, I think we have a real opportunity to increase both our own brand share and the fun and exciting pieces of that that we can bring some unique styling and fashion and so forth that we've been talking about needing to have, we're not going to impact the amount of Sony TVs we sell or Panasonic and Hitachi and Samsung and so forth. Those are great brands that we absolutely need in our assortment and will continue to support aggressively.

Scot Ciccarelli - RBC Capital Markets

Okay, thank you very much.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

We can take one more question, please. We will make this the last question.

Operator

The last question will come from Budd Bugatch with Raymond James & Associates. Please proceed.

Rex Henderson - Raymond James & Associates

Good afternoon. And this is Rex, Budd is on the road. Congratulations on a great quarter. The questions I had, again, are on the acquisition. You've articulated about three basic reasons for it. The private label opportunity, the sourcing opportunities and, of course, the profitability of the business. Can you sort of give me an idea of the importance of those in your mind and can you expand a little bit around the profitability of that business? Is there an opportunity to expand that profitability? You said it's about a 5% operating margin over the last four quarters. Can that get better?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Look, to comment specifically on their business at this time, you're going to have to address some of those questions to them. The nature of working cooperatively on sourcing, taking our team and their team and making the best of both, our expectation is there are benefits on both sides. They have a certain skill and a culture expertise at getting this done and a great management team and equally we have a good group of folks working on this and we bring an element of scale, I think both sides benefit here.

Rex Henderson - Raymond James & Associates

Okay, so you think the sourcing is the principle strategic advantage in this acquisition?

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Look, it is a strategic advantage. First and foremost, this is a company that we think is a good company that will run a good business and do well. If we did nothing else but say here's a company and a way to get into Canada and establish a presence there, if we stop there, this is a good company that we think will do well going forward. Having said that, there are obvious synergistic benefits of taking what we do well and the scale that we bring to the culture and expertise they have in sourcing in a private label orientation that we think will benefit both sides.

And clearly there's also unique product assortments that we think we can introduce into our stores that will help us have things that will bring customers to our store that we don't have today. So, introduce new products that don't exist in our stores today. New products, new product lines that obviously we hope we'll sell some of. There is a series of benefits here, but it all starts with the fact that they're running a good business and we want the same folks running the same good business going forward.

Rex Henderson - Raymond James & Associates

Thank you very much.

Alan McCollough - Circuit City Stores Inc. - Chairman, President & CEO

Okay, and thank all of you for joining us today.

Operator

This  concludes  our  Circuit  City   conference   call.   Thank  you  for  your
participation today. You may now disconnect.


Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of InterTAN. At the time the offer is commenced, Circuit City will file a tender offer statement with the U.S. Securities and Exchange Commission and InterTAN will file a solicitation/recommendation statement with respect to the offer. Investors and InterTAN stockholders are strongly advised to read the tender offer statement (including an offer purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be made available to all InterTAN stockholders at no expense to them and, when available, may be obtained at no charge at the SEC's Web site at www.sec.gov.